SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files Press

Release regarding

Its Delisting from Nasdaq Europe

- March 25, 2002 -

EDAP TMS S.A.

Parc Activité La Poudrette Lamartine

4/6 Rue du Dauphiné

69120 Vaulx-en-Velin

France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date :

EDAP TMS S.A.

IAN VAWTER

IAN VAWTER

CHIEF FINANCIAL OFFICER